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                             November 2, 2023

       Howard Yu
       Chief FInancial Officer
       Ball Corporation
       9200 W. 108 th Circle , P.O. Box 5000
       Westminster , CO 80021-2510

                                                        Re: Ball Corporation
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 1-07349

       Dear Howard Yu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the year ended December 31, 2022

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Results of operations, page 23

   1. We note your discussion of your results of operations, starting on page 23, that describe multiple factors that
impacted these line items in each respective reporting period. For example, your Cost of
Sales discussion describes the increase year-over-year is primarily due to higher
manufacturing costs, general inflationary cost pressures and global supply chain transportation
disruptions but does not quantify the component impact of each factor. In addition, we
noted your Selling, General and Administrative, and Segment
                                                        Results narratives
include a partially offsetting driver without related quantification. In future filings, please
revise to further describe material changes to a line item in both quantitative and
qualitative terms for each disclosed component, including the impact of offsetting factors.
Refer to Item 303(b) of Regulation S-K.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Howard Yu
Ball Corporation
November 2, 2023
Page 2

absence of action by the staff.

       Please contact Charles Eastman at 202-551-3794 or Melissa Gilmore at 202-551-3777
with any questions.



FirstName LastNameHoward Yu                             Sincerely,
Comapany NameBall Corporation
                                                        Division of Corporation
Finance
November 2, 2023 Page 2                                 Office of Manufacturing
FirstName LastName